Mail Stop 6010

April 21, 2006

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

      Re: Schick Technologies, Inc.
            Revised Preliminary Proxy Materials
            Filed April 7, 2006
            File No. 0-22673

Dear Mr. Slovin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Debt Covenant Compliance, page 19

1.   Please disclose Sirona's ratio of cashflow to net debt service.

Opinion of Schick's Financial Advisor, page 48

2.   Please refer to prior comment 4. Please discuss all material analyses of the financial advisor.

Voting Agreement, page 75

3.   Please complete the blanks in this paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Sirona, page 82

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

4.   We note your response to prior comment 11. We re-issue the previous comment requesting you to include a comparative discussion of the three-month period ended December 31, 2005 to the three-month period ended September 30, 2005. Within your discussion, you should explain the reasons why the first quarter of your fiscal year is stronger than your last quarter of your latest fiscal year by discussing the seasonality of your business.

Unaudited Pro Forma Consolidated Financial Statements, page 107

General

5.   Please update the pro forma financial statements as necessary to comply with Article 11 of Regulation S-X at the effective date of the proxy statement.

Index to Consolidated Financial Statements of Sirona, page F-1

General

6.   Please update the financial statements as necessary to comply with Rule 3-05 of Regulation S-X at the effective date of the proxy statement.

Sirona Holding GMBH & Subsidiaries Consolidated Interim Financial Statements, page F-2

Notes to the Financial Statements, page F-6

7.   We note that you restated your interim financial statements as of and for the three months ended December 31, 2005 and provided certain disclosures required by paragraphs 36-37 of APB 20. However, we do not see where you have included disclosure of the per share effects of the restatement. As such, please revise your disclosure to include all disclosures required by paragraph 37 of APB 20.

Sirona Holding GMBH & Subsidiaries Consolidated Annual Financial Statements, page F-12

Revenue Recognition, page F-20

8. We note your response to prior comment 38. Based on your response and the revised disclosure on page F-21, please address the following:

    - We note from your response that you consider the hardware portion of the CEREC product to be "software-related." Please revise your disclosure in Note 2 to clearly indicate that you have determined the hardware is software-related and briefly explain why. Refer to the guidance provided in EITF 03-5.

    - We note that you state that you have vendor-specific objective evidence of the fair value of the undelivered elements (the service contract), which you have established using the price charged when the undelivered elements are sold separately. Please tell us and revise the description of your business on page 76 to clearly describe the nature of the services included in the service contract. Clarify whether the service contract covers both the hardware and software, or just one of those elements.

    - With respect to the service contract, please clarify for us if the price charged when the undelivered elements are sold separately refers to renewal rates offered to your customers.

    - You state that you have vendor specific objective evidence of the fair value of the CEREC product based on the price charged for that product when it is sold by itself in stand-alone transactions. Please tell us the quantity of CEREC units sold on a stand-alone basis that included the hardware and software elements but did not include any service or other elements. Describe to us the circumstances under which you have sold such units in past periods.

Note 4. Leveraged Buy-Out Transactions, page F-27

9. Please refer to prior comments 42 and 47. Please revise this note to include disclosure of the method used to estimate the fair value of the trademarks as indicated in your response to prior comment 42.

10. Please refer to prior comment 45. We note from your response that you allocated $33.8 million of your purchase price to in-process research and development expense (IPRD) and that you do not believe this amount allocated to IPRD is material since it only represents 2.7% of the total assets acquired and 6% of the purchase price. However, we note that IPRD represents 73.4% of your net income for the period July 1, 2005 to September 30, 2005. Further, your response indicates that you estimate that you will incur future costs totaling $23 million

into calendar year 2007 relating to completion of these projects. As such, it appears that these items have had and will continue to have a material impact on your operations. Please provide us with your detailed analysis to support your conclusion that the IPRD is not material. Please note that you should assess the materiality of the charge on the basis of your results of operations. For guidance on analyzing materiality, please refer to SAB 99. Alternatively, please revise this note and MD&A to include the disclosures previously requested.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tara Hawkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or the undersigned at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel